CLASS A DISTRIBUTION PLAN

ADDENDUM TO SCHEDULE

CALVERT RESPONSIBLE INDEX SERIES, INC.

Calvert U.S. Mid Cap Core Responsible Index Fund
Calvert Developed Markets Ex-U.S. Responsible Index Fund

Class A Distribution Plan expenses incurred by the above-listed Funds pursuant to this Plan may not exceed, on an annual basis, 0.50% of each Fund’s daily net assets.

Effective Date: October 30, 2015